Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Infinity Augmented Reality, Inc. and its Subsidiary (the “Company”) on Forms S-8 (File No. 333-196185 and File No. 333-188484) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated December 23, 2013 with respect to our audit of the consolidated financial statements of Infinity Augmented Reality, Inc. and its Subsidiary as of August 31, 2013 and for the year then ended, which report is included in this Annual Report on Form 10-K of the Company for the year ended August 31, 2014.

/s/ Marcum llp

Marcum llp

New York, NY

November 26, 2014